GGL DIAMOND CORP.

02 FEB -6 AM 8:40

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378


02002975

December 6, 2001

PRESS RELEASE

SUPPL

GGL ANNOUNCES $150,000 PRIVATE PLACEMENT FINANCING

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.CDNX)** announces that the Company intends to raise up to $150,000 by way of a non-brokered private placement through the sale of a combination of flow-through shares at a price of $0.10 per share and non-flow-through units at a price of $0.10 per unit. Each non flow-through unit consists of one common share and one common share purchase warrant. One warrant entitles the holder to purchase one common share exercisable for a term of 24 months following closing at $0.15 in the first year and $0.20 in the second year.

The subscription proceeds from the financing will be used for the Company's mineral exploration projects and for working capital. The private placement is subject to acceptance for filing by the Canadian Venture Exchange Inc.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

The Canadian Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

dw 2/6

December 4, 2001